Exhibit 12.1

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Years Ended December 31,

(In thousands)	2011	2010	2009	2008	2007
Fixed charges:
Interest expense(1)	$195,536	$149,056	$72,429	$29,114	$26,612
Interest on investment–type contracts	50,075	40,412	34,352	22,421	15,822
Rental expense deemed interest	1,028	946	1,360	1,394	1,032

Total fixed charges	$246,639	$190,414	$108,141	$52,928	$43,466

Earnings before income tax(1)	$2,991,882	$3,585,408	$2,235,657	$1,914,878	$2,498,691
Add back:
Total fixed charges	246,639	190,414	108,141	52,928	43,466

Total earnings before income tax and fixed charges	$3,238,521	$3,775,822	$2,343,798	$1,967,806	$2,542,157

Ratio of earnings to fixed charges	13.1x	19.8x	21.7x	37.2x	58.5x

(1)	Excludes interest expense on income tax liabilities